

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 30, 2015

Via E-mail
Thomas E. Messier
Co-President and Director
Medalist Diversified REIT, Inc.
11 S. 12th Street, Suite 401
Richmond, Virginia 23219

> **Re:** **Medalist Diversified REIT, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 5, 2015**
> **File No. 024-10487**

Dear Mr. Messier:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Part II – Offering Circular

General

1.   We note that you have included disclosure indicating that you may invest in real estate-related investments, including common and preferred shares of real estate companies. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how you and your investment strategy will support this exemption.

2.   Please revise to provide the information required by Item 13 of Form 1-A, or advise.

Cover Page of Offering Circular

3.   We note that your disclosure on the cover page indicates that you intend to acquire two additional properties from affiliates if you are successful in raising additional offering proceeds. Please revise to reconcile with your disclosure throughout the document which states that you intend to purchase three additional properties from affiliates.

Summary, page 1

4.   Please revise to highlight the most significant risks relating to your operations and this offering. In this effort, please revise your Summary Risk Factors section and your Conflicts of Interest section to provide more specific detail regarding conflicts of interest. For example purposes only, we note that your Manager is owned by your Co-Presidents and Directors. We also note that the property management company that you will engage, Shockoe Properties, LLC, is owned in part by Mr. Elliott. Please also revise to clarify whether all of the four initial properties are owned by affiliates. If true, please identify the affiliates and please explain whether you have engaged the sellers of these properties for potential purchase.

5.   We note your disclosure on page 8 indicating that you will own one Investment upon raising the minimum amount. You also state that you expect to own three additional properties if you raise sufficient additional funds. Please revise to discuss the status of any purchase negotiations relating to these properties. To the extent applicable, please provide the financial information required by Rule 3-14 of Regulation S-X for these properties or advise why you are not required to do so. In addition, please reconcile the above-referenced disclosure with your statement on page 35 that there is no reasonable probability that you will acquire a specific property.

6.   We note that the Summary and Competitive Strengths sections include prior performance information for your Manager and its affiliates. In particular, we note your disclosure that Medalist Fund II, LLC intends to make a required 7.5% annualized cash distribution for the fourth quarter of 2015 out of operating cash flow. We note that this distribution has not yet been paid and we further note that you have not included Medalist Fund II, LLC in your Prior Performance Tables. As such, please revise to remove this statement or advise us as to why it is appropriate. In addition, please expand the disclosure to provide a more complete and balanced discussion of the prior activities. In order to balance the discussion, please provide, as appropriate, a discussion of any major adverse business developments or conditions with respect to such prior investing activities. Highlight the extent to which the other Medalist Funds were not subject to up-front commissions, fees and expenses associated with this offering. Please also clarify, if true, that the Medalist Fund I incurred no property management fees, while you will pay between 3.5% - 4% in property management fees.

Tier 2 Offering Under Regulation A, page 7

7.   We note your statement that, after qualification, you intend to apply for the qualified
        securities to be eligible for quotation on an exchange such as the OTCBB. It is unclear
        how your securities will be eligible for quotation since you will not file periodic reports
        pursuant to Section 13 or 15(d) of the Exchange Act. Please advise or remove this
        language.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

8.   Please revise to provide an expanded discussion of your cash requirements for the next
        twelve months to continue operations. Disclose your specific plan of operation, including
        detailed milestones, anticipated time frame for beginning and completing each milestone,
        and the categories of expenditures. Please also state whether the minimum offering
        proceeds will satisfy the company's cash requirements or whether it will be necessary to
        raise additional funds in the next six months to implement your plan of operations.
        Please refer to Item 9(c) of Form 1-A.

Our Business, page 37

9.   We note that your objective is to acquire, reposition, renovate, lease and manage income-
        producing properties. Please clarify whether the properties in your initial portfolio
        require repositioning or renovation.

Our Executive Officers and Directors, page 42

10.   In your description of the business experience of Thomas Messier and William Elliott,
        please revise to include disclosure regarding each person's principal occupations and
        employment during the past five years. For example purposes only, please revise to
        disclose Mr. Elliott's involvement in Shockoe Properties, LLC, an entity that you indicate
        will receive a property management fee. In addition, to the extent your officers or
        directors hold positions with Medalist Fund I, LLC and Medalist Fund II, LLC, please
        revise to disclose. Please also revise to discuss whether any corporation or other
        organization in which occupations and employment were carried on is a parent,
        subsidiary or other affiliate of the registrant. In addition, please revise to indicate any
        other directorships held, including directorships held during the past five years. Please
        refer to Item 10(c) of Form 1-A.

Management Agreement, page 45

11.   We note your disclosure that your Management Agreement will have an initial term
        through December 31, 2016 and then will automatically renew. Please revise to expand
        your discussion regarding the Management Agreement to include disclosure such as how
        it may be terminated and any costs that may be associated with this.

Policies with Respect to Certain Activities, page 46

Our Investment Policies, page 46

12.   We note your disclosure on page 12 that your board of directors has approved very broad
        investment guidelines for your Manager and that your board will only review proposed
        investments in limited circumstances set forth in your investment policies. Please revise
        your disclosure in this section to elaborate.

13.   Please revise your disclosure under this heading to provide the information required by
        Item 25 of Form S-11. Refer to Form 1-A, Part II, paragraph (a)(1)(ii).

Material Federal Income Tax Considerations, page 69

14.   You reference tax counsel and a tax opinion on page 70. Please revise to identify your
        tax counsel and file a consent pursuant to Item 17 of Form 1-A.

Plan of Distribution, page 90

15.   You state that funds deposited in the escrow account are "owned by the company."
        Please revise to clarify if the escrow account will be held for the benefit of investors until
        the minimum offering amount is raised, consistent with Exchange Act Rule 15c2-4.

Appendix A. Prior Performance Tables, page A-1

16.   Please note that the prior performance tables should be preceded by a narrative
        introduction that cross-references the narrative summary in the texts and that explains
        where additional information can be obtained on request. We note your disclosure on
        page A-1 that the information "should be read together with the summary information
        included in the "Prior Performance" section of this offering circular, which includes a
        description of the Prior Program." As we are unable to locate a narrative "Prior
        Performance" section in the offering circular, please revise to include this disclosure or
        advise. We may have further comments.

17.   We note your disclosure throughout Appendix A that you have provided information for
        programs sponsored by the registrant or an affiliate that have closed within the most
        recent three or five year period, as applicable, ended December 31, 2014. To the extent
        your sponsor does not have a "public track record" and has not sponsored at least five
        programs with investment objectives similar to the registrant, please revise your
        disclosure in your prior performance tables to provide information for each prior
        program, public or nonpublic, even if the investment objectives for those programs are
        not similar to those of the registrant. Please refer to the Instructions to Tables I, II, III, IV
        and V of Appendix II. In light of this, please revise provide the information requested by
        Tables IV and V of Appendix II or advise.

18.   Please refer to Instructions to Tables I and III to Appendix II and revise these Tables to disclose all of the requested information. For example purposes only, please revise your Table I disclosure to include the categories and sub-categories of offering expenses, reserves, acquisition costs, total acquisition cost, percent leverage, date offering began, and length of offering.

19.   Refer to Table III. You disclose that cash flow *used in* operating activities totaled $4,172,000 during fiscal 2014. You also state that cash flow *provided by* operating activities funded distributions of $614,000 in fiscal 2014. These items do not appear to reconcile. Please revise or explain how these line items are consistent.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at 202-551-3432 or Jaime John, Accounting Branch Chief, at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Thomas G. Voekler, Esq.